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Exhibit 99.2

 INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
 DragonWave Inc.

        We have audited the accompanying consolidated financial statements of DragonWave Inc., which comprise the consolidated balance sheets as at February 29, 2016 and February 28, 2015 and the consolidated statements of operations, comprehensive loss, cash flows and changes in equity for each of the years in the two-year period ended February 29, 2016, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DragonWave Inc. as at February 29, 2016 and February 28, 2015, and the results of its operations and its cash flows for each of the years in the two-year period ended February 29, 2016 in accordance with United States generally accepted accounting principles.

Emphasis of matter

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations and has a capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ottawa, Canada
May 18, 2016

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

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CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	Note	As at February 29, 2016	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	4	4,277	23,692
Trade receivables	5	18,986	48,626
Inventory	6	22,702	24,294
Other current assets	7	2,777	5,895

		48,742	102,507
Long Term Assets
Property and equipment	8	3,702	4,322
Deferred tax asset	20	—	1,485
Deferred financing cost		—	18
Intangible assets	9	623	794
Goodwill	9	—	11,927

		4,325	18,546

Total Assets	11	53,067	121,053

Liabilities
Current Liabilities
Debt facility	11	22,152	—
Accounts payable and accrued liabilities	10	23,557	40,677
Deferred revenue		1,944	830
Deferred tax liability	20	294	—
Warrant liability	13, 17	117	—

		48,064	41,507
Long Term Liabilities
Debt facility	11	—	32,400
Other long term liabilities	12	773	1,139
Warrant liability	13, 17	3	1,239

		776	34,778
Commitments	15
Shareholders' equity
Capital stock	13	221,128	220,952
Contributed surplus	13	9,235	8,388
Deficit		(218,225)	(175,921)
Accumulated other comprehensive loss		(9,618)	(9,618)

Total Shareholders' equity		2,520	43,801
Non-controlling interests	3	1,707	967

Total Equity		4,227	44,768

Total Liabilities and Equity		53,067	121,053

Shares issued & outstanding	14	3,020,069	3,011,632

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

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CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts

		Twelve months ended
	Note	February 29, 2016	February 28, 2015
REVENUE
Hardware and other	18	71,393	150,432
Services	18	14,902	7,334

		86,295	157,766

COST OF SALES
Hardware and other	6	58,991	123,950
Services	6	8,917	3,051
Inventory provision	6	4,416	2,771

		72,324	129,772

Gross profit		13,971	27,994

EXPENSES
Research and development		13,406	18,657
Selling and marketing		10,572	13,975
General and administrative		13,798	15,085

		37,776	47,717

Loss before other items		(23,805)	(19,723)
Goodwill impairment	9	(11,927)	—
Restructuring costs	22	(1,549)	—
Amortization of intangible assets	9	(577)	(1,188)
Accretion expense		(205)	(168)
Interest expense	11, 17	(2,014)	(1,557)
Warrant issuance expenses		—	(221)
Gain on change in estimate		—	67
Gain on sale of fixed assets		—	18
Fair value adjustment — warrant liability	13	1,119	2,007
Foreign exchange (loss) gain		(331)	846

Loss before income taxes		(39,289)	(19,919)

Income tax expense	20	2,275	717

Net loss and comprehensive loss		(41,564)	(20,636)
Net income attributable to non-controlling interest		(740)	(884)

Net loss and comprehensive loss attributable to shareholders		(42,304)	(21,520)

Net loss and comprehensive loss per share
Basic and diluted	14	(14.01)	(7.90)
Weighted average shares outstanding
Basic and diluted	14	3,019,259	2,724,467

See accompanying notes

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

		Twelve months ended
	Note	February 29, 2016	February 28, 2015
Operating activities
Net loss		(41,564)	(20,636)
Items not affecting cash
Goodwill impairment	9	11,927	—
Amortization of property and equipment	8	1,931	2,320
Amortization of intangible assets	9	577	1,188
Accretion expense		205	168
Interest expense		—	28
Gain on change in estimate		—	(67)
Gain on contract amendment		—	(530)
Fair value adjustment – warrant liability	13	(1,119)	(2,007)
Stock-based compensation	13	988	1,270
Unrealized foreign exchange loss		485	913
Deferred income tax expense		1,841	59

		(24,729)	(17,294)
Changes in non-cash working capital items	16	18,236	(14,343)

		(6,493)	(31,637)

Investing activities
Acquisition of property and equipment		(1,311)	(3,474)
Acquisition of intangible assets		(406)	(347)

		(1,717)	(3,821)

Financing activities
Repayments on capital lease obligation		(507)	(739)
Contribution by non-controlling interest in DW-HFCL	3	—	164
Proceeds from issuance of warrant		—	2,551
Proceeds from debt facility	11	1,300	17,400
Repayment of debt facility	11	(11,548)	—
Issuance of common shares, net		35	21,695

		(10,720)	41,071

Effect of foreign exchange on cash and cash equivalents		(485)	(913)
Net increase / (decrease) in cash and cash equivalents		(19,415)	4,700
Cash and cash equivalents at beginning of period		23,692	18,992

Cash and cash equivalents at end of period		4,277	23,692

Cash paid during the year for interest		2,335	1,190

Cash paid during the year for taxes		522	802

See accompanying notes

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except share amounts

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2014	2,320,349	$198,593	$7,118	$(154,505)	$(9,682)	$(81)	$41,443

Stock-based compensation	—	—	1,270	—	—	—	1,270
Public offering	637,100	21,631	—	—	—	—	21,631
Exercise of warrants	52,042	664	—	—	—	—	664
Share issuance	2,141	64	—	104	64	—	232
Other comprehensive loss	—	—	—	—	—	164	164
Net (loss) / income	—	—	—	(21,520)	—	884	(20,636)

Balance at February 28, 2015	3,011,632	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

Stock-based compensation	—	—	988	—	—	—	988
Exercise of restricted share units	2,400	133	(133)	—	—	—	—
Share issuance	6,037	43	(8)	—	—	—	35
Net (loss)/income	—	—	—	(42,304)	—	740	(41,564)

Balance at February 29, 2016	3,020,069	$221,128	$9,235	$(218,225)	$(9,618)	$1,707	$4,227

See accompanying notes

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on the NASDAQ Capital Market under the symbol DRWI.

        The Company's warrants issued from the public issuance on August 1, 2014 are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Capital Market under the symbol DRWIW.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.à r.l., incorporated in Luxembourg, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, DragonWave India Private Limited, incorporated in India and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited, incorporated in India. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        The consolidated financial statements for the year ended February 29, 2016 has been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. The Company has a history of losses and has consumed significant cash resources in the past, and has continued to do so in the year ended February 29, 2016. Recently, additional pressure has been placed on the Company's liquidity position as a result of reduced revenue from a significant OEM channel and a dispute over inventory shipped to a customer in India in June 2015.

        The Company has been able to make progress in restructuring the business. This progress includes the following highlights:

  •
  Reduced operating expenses by 33% in the fourth quarter of fiscal year 2016 compared to the same period in the previous year primarily through reduction in international staff levels;

  •
  Raised $4,350 in equity in a registered direct offering on April 7, 2016;

  •
  Reduced outstanding debt on the Company's credit facility by $10,248 between February 28, 2015 and February 29, 2016 by leveraging its working capital;

  •
  Negotiated forbearance terms with its credit facility partners;

  •
  Initiated arbitration proceedings to seek resolution to its customer dispute in India.

        Despite the progress identified above, the Company remains in breach of the terms of its debt facility and is currently operating under its second forbearance period. See Note 11 for further details on the debt facility. No long term debt facility agreement has been reached. The continued consumption of cash has raised substantial doubt about DragonWave Inc.'s ability to continue as a going concern. Management's plans to restructure the business and overcome these difficulties include initiatives in a number of areas including:

  •
  Targeting its sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting its business focus and resources away from Nokia in order to support new sales channels;

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

  •
  Renegotiating the terms of existing debt facilities;

  •
  Continuing to minimize fixed and variable operating expenses, by tightly controlling discretionary spending and headcount growth;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Reducing inventory levels in both raw material and finished goods inventory; and,

  •
  Working closely with vendors to ensure supply continuity.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, and success in arbitration with the customer located in India. It is possible that the plans described above may not be fully executed or may occur too slowly to solve the Company's current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of accounting estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

        The following include estimates by management: allowance for doubtful accounts, inventory allocations, inventory provisions, accrued liabilities, warranty provisions, warrant liability, property and equipment amortization, tax valuation allowance, impairment of intangible assets and goodwill, vendor specific objective evidence, estimated selling price and estimated returns as it relates to revenue recognition, and stock-based compensation.

        These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and actions that the Company may undertake in the future. Certain of these estimates require subjective or complex judgments by management about matters that are uncertain and changes in those estimates could materially impact the amounts reported in the consolidated financial statements and accompanying notes.

Foreign currency translation

        The Company's operations and balances denominated in foreign currencies, including those of its foreign subsidiaries which are primarily a direct and integral component or extension of the Company's operations, are translated into US dollars (USD) using the following: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in the consolidated statement of operations.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        The Company's sales agreements may also contain multiple elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The Company has determined the selling price for both the undelivered items and the delivered items using ESP.

        The Company generates revenue through direct sales and sales to distributors. The Company defers the recognition of a portion of sales to distributors based on estimated sales return and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty liability is estimated based on recent actual return experience and repair costs. Where product defects have been identified which would cause the cost or warranty experience to change, additional warranty costs are recognized.

        Shipping and handling costs borne by the Company are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        The Company generates revenue through royalty agreements as a result of the use of its Intellectual Property. Royalty revenue is recognized as it is earned.

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

        The Company classifies its financial instruments as assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and management's intent. Management determines the classification of financial assets and liabilities at initial recognition and the classification is not changed subsequent to initial recognition.

        The Company designated its cash and cash equivalents and foreign exchange contracts as assets held at fair value which are measured at fair value, with changes in fair value being recorded in net earnings. Trade receivables and other receivables have been classified as loans and receivables which are measured at amortized cost. Accounts payable, accrued liabilities and the debt facility have been classified as other financial liabilities, which are measured at amortized cost. Liabilities held at fair value include the warrant liability which is measured at fair value, with changes in fair value being recorded in net earnings.

        Transaction costs directly attributable to the acquisition of financial assets are recorded in net loss in the period in which they are incurred.

Inventory

        Inventory is valued at the lower of cost and net realizable value ["NRV"]. The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based on factors including its estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        The Company carries inventory for the purposes of supporting its product warranty. Standard warranty is typically 13 to 36 months but the Company earns revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

        The Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

effectively established. The Company recognizes accrued interest and penalties on unrecognized tax benefits as interest expense.

        Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

Property and equipment

        Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the anticipated useful lives of the assets as follows:

Test equipment and research and development equipment	4 - 5 years
Computer hardware	2 years
Production fixtures	3 years
Leasehold improvements	5 years
Furniture and fixtures	5 years
Communication equipment	3 years
Other	3 - 5 years

        Management evaluates the carrying value of its property and equipment assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and fair value.

Goodwill and intangible assets

        Intangible assets include Infrastructure Systems Software and Computer Software and are amortized over their estimated useful life of 2 and 3 years. Management evaluates the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and the net discounted estimated future cash flows.

        Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis or more frequently if circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. The goodwill impairment test is a two-step process which requires management to make judgmental assumptions regarding fair value. The Company looks at any qualitative factors that would suggest that further analysis is required. The first step consists of estimating the fair value of its reporting unit. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the fair value is less than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management's evaluation.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share based compensation plan and employee share purchase plan

        The Company has a share based compensation plan and an employee share purchase plan which are described in note 13. The Company accounts for stock options granted to employees using the fair value method. In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. Proceeds from employees are received and the cost of the matching shares are recorded in share capital, with the related debit applied to contributed surplus at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized in loss.

Research and development

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Loss per share

        Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, the net loss available to common shareholders equates to the net loss.

        In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

Non-controlling interest

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year beginning after December 15, 2016. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether

11 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use (ROU) asset and a lease liability in their balance sheets, while still distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

3. BUSINESS COMBINATIONS

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited. During the year ended February 29, 2016, the minority owner, HFCL, made a capital contribution of nil (2015 – $164).

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	February 29, 2016				February 28, 2015
Native Currency	Native Currency $	Foreign Exchange Rate to USD	USD Amount	% of Total	USD Amount	% of Total
US Dollar	1,600	1.000	1,600	37.4%	15,010	63.4%
Canadian Dollar	53	0.736	39	0.9%	4,106	17.3%
Indian Rupee	158,951	0.015	2,317	54.2%	2,497	10.5%
Other			321	7.5%	2,079	8.8%

Total Cash and Cash Equivalents			4,277	100.0%	23,692	100.0%

        The Company is required to have a minimum of $1,000 held at Comerica Bank [2015 – $10,000].

12 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

	February 29, 2016	February 28, 2015
Trade receivables	19,209	49,295
Allowance for doubtful accounts	(223)	(669)

Total trade receivables	18,986	48,626

        As at February 29, 2016, two customers exceeded 10% of the total receivable balance. These customers represented 52% and 16% of the trade receivables balance [2015 – two customers represented 37% and 34% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $240 related to bad debt expense for the year ended February 29, 2016 [2015 – expense of $160].

6. INVENTORY

        Inventory is comprised of the following:

	February 29, 2016	February 28, 2015
Raw materials	2,389	7,469
Work in progress	614	577
Finished goods	16,986	13,709

Total production inventory	19,989	21,755

Inventory held for customer service/warranty	2,713	2,539

Total inventory	22,702	24,294

        Cost of sales for the year ended February 29, 2016 was $72,324 [2015 – $129,772], which included $56,296 of product costs [2015 – $115,309]. The remaining costs of $16,028 [2015 – $14,463] related principally to warehousing, freight, warranty, overhead and other direct costs of sales.

        For the year ended February 29, 2016, the Company recognized an impairment loss on inventory of $4,416 [2015 – $2,771]. This impairment loss related primarily to raw material and finished goods for certain older product lines.

        The Company allocates overhead and labour to inventory. Included in cost of sales for the year ended February 29, 2016 were overhead and labour allocations of $1,746 [2015 – $3,860]. Included in inventory at February 29, 2016 were overhead and labour allocations of $551 [2015 – $461].

        The Company uses an outsourced manufacturing model in which most of the component acquisition and assembly of its products is executed by third parties. The Company's contract manufacturers currently have inventory intended for use in the production of its products, and the Company has purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. The value of

13 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

6. INVENTORY (Continued)

the inventory held by the Company's primary contract manufacturer at February 29, 2016 was $16,848 [February 28, 2015 – $13,565]

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	February 29, 2016	February 28, 2015
Deposits on inventory	670	1,240
Prepaid expenses	1,355	2,082
Indirect taxes	610	1,079
Income tax receivable	—	390
Deferred financing costs	18	55
Deferred tax asset	—	61
Receivable from contract manufacturers and other items	124	988

Total other current assets	2,777	5,895

8. PROPERTY AND EQUIPMENT

        Property and equipment are apportioned as follows:

	February 29, 2016			February 28, 2015
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and research and development equipment	24,236	21,581	2,655	3,056
Computer hardware	3,702	3,489	213	260
Production fixtures	2,433	1,874	559	661
Leasehold improvements	1,081	978	103	146
Furniture and fixtures	864	761	103	145
Communication equipment	289	285	4	8
Other	448	383	65	46

Total property and equipment	33,053	29,351	3,702	4,322

        Depreciation expense relating to the above property and equipment was allocated to operating expenses as follows:

	February 29, 2016	February 28, 2015
Research and development ("R&D")	364	1,067
Selling and marketing ("S&M")	40	56
General and administrative ("G&A")	1,527	1,197

Total	1,931	2,320

        Depreciation expense includes amortization of assets recorded under capital lease.

14 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets and goodwill are apportioned as follows:

	February 29, 2016				February 28, 2015
	Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value
Infrastructure Systems Software and Computer Software	7,046	6,423	—	623	794
Goodwill	11,927	—	11,927	—	11,927

        For the year ended February 29, 2016, the Company recognized amortization of intangible assets of $577 [2015 – $1,188]. The Company estimates that it will recognize $305, $304 and $14 respectively for the next three succeeding years.

        The Company tests goodwill for impairment annually on August 31 and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Consistent with the Company's assessment that it has only one reporting unit, the Company tests goodwill for impairment at the entity level. The Company tests goodwill using a two-step process. The Company looks at any qualitative factors that would suggest that further analysis is required. The Company determined that the continuing decline of DragonWave's market capitalization and continued losses in fiscal year 2016 warranted further analysis. The first step consists of estimating the fair value of the Company's single reporting unit and comparing that to the carrying amount of the Company's net assets. At August 31, 2015 management used both an income-based and market-based approach to value the single reporting unit. Under the income-based approach, the Company used a discounted cash flow methodology, while under the market-based approach, the Company considered its market capitalization in addition to an estimated control premium based on a review of comparative market transactions. In the second step, the Company compared the implied carrying value of the goodwill to the values determined previously in the process and concluded that its goodwill was fully impaired. As a result, the Company recorded a non-cash impairment charge of $11,927 in the three month period ended August 31, 2015.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are apportioned as follows:

	February 29, 2016	February 28, 2015
Trade payables	11,858	23,474
Accrued liabilities	5,830	9,394
Termination fee	3,337	4,227
Payroll related accruals	1,257	2,076
Warranty accrual	651	335
Income taxes payable	555	657
Capital lease obligation	69	514

Total accounts payable and accrued liabilities	23,557	40,677

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. Included in the changes was an agreement to a termination fee in the amount of $8,668 to be paid to Nokia in installments. During the year ended February 28, 2015, the Company revised the termination fee liability which

15 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

resulted in a gain of $301. Payments totaling $3,287 were made during the year ended February 28, 2015. During the year ended February 29, 2016 the Company made a payment of $1,119. As at February 29, 2016 the liability is valued at $3,337 and is considered short term in nature [2015 – $4,383; short term: $4,227 and long term: $156].

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty, which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty accrual for the respective periods:

	February 29, 2016	February 28, 2015
Balance at the beginning of the period	678	619
Accruals	2,057	1,031
Utilization	(1,809)	(972)

Ending Balance	926	678

Short term Portion	651	335
Long term Portion	275	343

11. DEBT FACILITY

        The Company has established a credit facility with Comerica Bank and Export Development Canada. As at February 29, 2016, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The Company had drawn $22,152 on the facility as at February 29, 2016 [2015 – $32,400], and $1,853 against its letter of credit facility [2015 – $1,864].

        The credit facility which was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave Inc. and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the 30 month term of the facility. During the year ended February 29, 2016 the weighted average debt outstanding was $29,765 [2015 – $20,304] and the Company recognized $2,007 in interest expense related to the debt facility [2015 – $1,401] and expensed $55 in deferred financing cost [2015 – $187].

        The credit facility contains financial covenants including minimum tangible net worth requirements, minimum cash levels to be held at Comerica bank and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six month period.

        The Company has in place a forbearance agreement until May 18, 2016, which identifies new minimum covenant levels reflecting the Company's revised financial plans. The forbearance agreement includes a

16 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

11. DEBT FACILITY (Continued)

requirement to hold a minimum of $1,000 at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40,000 to $35,000 and implements more frequent monitoring. Subsequent to February 29, 2016, DragonWave Inc. repaid $3,285 on the debt facility. As of May 18, 2016 the Company is in compliance with the financial terms of the forbearance agreement.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	February 29, 2016	February 28, 2015
Warranty accrual	275	343
Deferred revenue	498	578
Termination fee	—	156
Capital lease obligation	—	62

Total other long term liabilities	773	1,139

13. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.70 per share, subsequently changed to purchase 1/25th of one common share at an exercise price of $67.50 per share following the share consolidation, until September 23, 2018, subject to certain adjustments. Upon issuance, the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD on a pre-consolidation basis, for aggregate gross proceeds of $28,670 CAD. After deducting commissions and listing expenses, the Company realized net proceeds of $23,960 ($26,184 CAD). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CAD per share, subsequently changed to purchase 1/25th of one common share at an exercise price of $56.25 CAD per share following the share consolidation, until August 1, 2016. Upon issuance, the Company recognized a liability in the amount of $2,551 for the warrants, see Warrants section for further details.

        On February 2, 2016, the Company effected a share consolidation of the Company's common shares at a ratio of 1-for-25. As a result of the share consolidation, every 25 shares of the issued and outstanding common shares consolidated into one newly-issued outstanding common share. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in these consolidated financial statements.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. SHAREHOLDERS' EQUITY (Continued)

Share based compensation plan

        The Company had previously established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan (the "Previous Plan") applicable to full-time employees, directors and consultants of the Company for purchase of common shares. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. All remaining outstanding options expire five years from the grant date, or upon termination of employment. The maximum number of common shares issuable under the previous plan was 10% of the common shares issued and outstanding.

        On June 20, 2014 the Shareholders approved the adoption of a new Share Based Compensation Plan (the "Plan") to replace the Previous Plan. The Plan includes provision for granting of performance share units ("PSUs"), restricted share units ("RSUs"), deferred share units ("DSUs"), Bonus Shares (as defined in the Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. The maximum number of common shares issuable under the Plan is 302,007, which represents 10% of the common shares issued and outstanding as at February 29, 2016.

        The following is a summary of stock option activity:

	February 29, 2016		February 28, 2015
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Opening balance	159,421	$76.34	127,149	$92.70
Granted	172,974	$8.64	43,156	$52.76
Forfeited	(55,667)	$82.34	(10,884)	$173.94

Closing balance	276,728	$32.82	159,421	$76.34

        The following table shows the weighted average values used in determining the fair value of options granted during the years ended February 29, 2016 and February 28, 2015:

	February 29, 2016	February 28, 2015
Volatility	95.6%	75.8%
Risk free rate	0.58%	1.35%
Dividend yield	Nil	Nil
Average expected life	3.97 yrs	4 yrs

        The 172,974 options granted during the year ended February 29, 2016 were determined to have a fair value of $683 [2015 – 43,156 options valued at $1,204].

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on February 29, 2016:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)
$3.00	$3.25	102,737	4.73	$3.00	51,616	4.73	$3.00
$3.26	$16.88	4,017	4.73	$3.97	969	4.86	$3.50
$16.89	$21.00	50,016	4.22	$19.25	—	0.00	$0.00
$21.01	$46.88	19,764	2.78	$30.54	17,567	2.74	$30.55
$46.89	$52.88	15,589	2.44	$51.80	10,244	2.40	$51.81
$52.89	$54.88	33,245	3.37	$53.75	14,579	3.37	$53.75
$54.89	$62.13	21,677	2.19	$56.00	15,287	2.19	$56.00
$62.14	$79.25	16,705	1.41	$73.32	14,941	1.40	$73.35
$79.26	$169.25	12,978	0.22	$166.23	12,978	0.22	$166.23

		276,728	3.60	$32.82	138,181	3.10	$44.28

        The Company has recognized $941 for the year ended February 29, 2016 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [2015 – $1,177]. Stock compensation expense was allocated to operating expenses as follows:

	February 29, 2016	February 28, 2015
Research and development	172	297
Sales and marketing	204	333
General and administrative	565	547

Total	941	1,177

        As at February 29, 2016, compensation costs not yet recognized relating to stock option awards outstanding is $1,476 [2015 – $1,926] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

Restricted Share Units (RSU's)

        The Company has entered into restricted stock agreements with certain of its independent directors. These units which were issued during July 2014 were subject to each director's continued engagement on the Board for a period of one year from the date of issuance. All of the originally issued RSUs vested during the second quarter of fiscal year 2016 with the exception of 800 RSUs which were cancelled on April 14, 2015.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. SHAREHOLDERS' EQUITY (Continued)

        The following table sets forth the summary of restricted share activity under the Company's Share Based Compensation Plan for the year ended February 29, 2016:

	Year ended February 29, 2016
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2014	—	—
Granted	3,200	$53.75

RSU balances at February 28, 2015	3,200	$53.75
Forfeited	(800)	$53.75
Vested	(2,400)	$53.75

RSU balances at February 29, 2016	—	—

        The Company has recognized $39 for the year ended February 29, 2016 as compensation expense for restricted share units, with a corresponding credit to contributed surplus [2015 – $93].

Restricted shares & employee share purchase plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. During the year ended February 29, 2016 a total of 5,207 common shares were purchased by employees at fair market value, while the Company issued 1,227 common shares, net of forfeitures, as its matching contribution during the year ended February 29, 2016. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest, with a corresponding credit to contributed surplus. The total fair value of the shares earned during the year ended February 29, 2016 was $13 [2015 – $13]. The fair value of the unearned ESPP shares as at February 29, 2016 was $8 [2015 – $13]. The number of shares held for release, and still restricted under the plan at February 29, 2016 was 978 [2015 – 440].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 5,050 common shares of the Company at a price of $88.75 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued – 8,932,500). Each whole warrant entitles the holder to purchase 1/25th common share of the Company at an exercise price of $67.50 per share until September 23, 2018. On August 1, 2014 the warrant exercise price was adjusted to $32.50 as a result of a subsequent equity financing undertaken by the

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. SHAREHOLDERS' EQUITY (Continued)

Company. In the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. As a result, the Company recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Fair value adjustment – warrant liability" in the consolidated statement of operations. As at February 29, 2016, 2,088,750 warrants were outstanding and the liability for warrants was decreased to $3. In the year ended February 29, 2016 the Company realized a gain in the amount of $600 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $3.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD on a pre-consolidation basis for aggregate gross proceeds of $28,670 CAD. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company at an exercise price of $56.25 CAD per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275 of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized a warrant liability of $2,551 which represented the estimated fair value of the liability as at August 1, 2014. During the year ended February 29, 2016 the Company realized a gain in the amount of $519 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $117.

        The following is a summary of outstanding warrants:

	February 29, 2016
	Warrants Outstanding	Shares Purchasable	Exercise Price
May 2007 Issuance	31,562	1,262	$88.75
September 2013 Issuance	2,088,750	83,550	$32.50
August 2014 Issuance	7,963,750	318,550	$56.25	CAD

14. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at February 29, 2016 a total of 276,728 options and 10,084,062 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

        The following table illustrates the dilutive impact on net loss per share during the year ended including the effect of outstanding options and warrants:

	Year ended
	February 29, 2016	February 28, 2015
Net loss attributable to shareholders	(42,304)	(21,520)
Weighted average number of shares outstanding	3,019,259	2,724,467

Basic net loss/dilutive net loss per share	$(14.01)	$(7.90)

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

15. COMMITMENTS AND CONTINGENCIES

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at February 29, 2016 per fiscal year are as follows:

2017	1,144
2018	134
2019	10

1,288

        In January 2016, a customer in India initiated an arbitration process with the Company to resolve the dispute over inventory shipped to this customer in June 2015, with a value of $4,707. The customer has submitted a claim statement which the Company feels has no merit. The Company will submit a counter-claim in June 2016. Since the arbitration hearing is set for July 2016, the outcome of this matter is not determinable as of the date of this report.

        See Note 6 for the discussion on the purchase order commitments with contract manufacturers.

16. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended
	February 29, 2016	February 28, 2015
Changes in non-cash working capital balances:
Trade receivables	29,640	(31,218)
Inventory	1,592	6,122
Other current assets	3,074	65
Accounts payable and accrued liabilities	(16,880)	10,173
Deferred revenue	1,114	(154)
Other long term liabilities	(304)	669

	18,236	(14,343)

17. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

22 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

17. FINANCIAL INSTRUMENTS (Continued)

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	February 29, 2016	February 28, 2015
Assets held at fair value (A)	4,277	23,692
Loans and receivables (B)	19,110	49,614
Other financial liabilities (C)	44,434	71,728
Liabilities held at fair value (D)	120	1,239

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Warrant liability

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level  1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level  2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level  3 – Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants are traded on the Toronto Stock Exchange and on the NASDAQ Capital Market.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at February 29, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure.

        As at February 29, 2016 the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	3	3

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

17. FINANCIAL INSTRUMENTS (Continued)

        As at February 28, 2015, the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	603	603

        A reconciliation of the Level 3 warrant liability measured at fair value for the year ended February 29, 2016 follows:

	Warrants	$
Balance at February 28, 2015	2,088,750	603
Fair value adjustment – warrant liability	—	(600)

Balance at February 29, 2016	2,088,750	3

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the year ended February 29, 2016 was $1,959 on the Company's cash, cash equivalents, and debt facility [2015 – expense of $1,369].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in the Company's operating expenses incurred in foreign currencies with gains or losses on the forward contracts.

        As of February 29, 2016, if the US dollar had appreciated 1% against all foreign currencies to which the Company is exposed, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an increase in after-tax net loss of $27 for the year ended February 29, 2016 [2015 – decrease of $42], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at February 29, 2016.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at February 29, 2016, the Company had cash and cash equivalents totaling $4,277 [

24 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

17. FINANCIAL INSTRUMENTS (Continued)

2015 – $23,692]. See Note 1 for further discussion of liquidity risk associated with the Company and Note 11 for details of the debt facility requirement.

18. SEGMENTED INFORMATION

        The Company operates in one operating segment–broadband wireless backhaul equipment.

        The following table presents total net book value of property and equipment, intangible assets and goodwill by geographic location:

	Year Ended
	February 29, 2016		February 28, 2015
	Amount	%	Amount	%
Canada	1,860	43%	2,017	12%
United States	—	0%	11,927	70%
Malaysia	1,492	34%	2,004	12%
Other	973	23%	1,095	6%

Total	4,325	100%	17,043	100%

        The Company analyzes its sales according to geographic region and targets product development and sales strategies by region. The following table presents total revenues by geographic location through direct and indirect sales and through its Original Equipment Manufacturer (OEM) partner, Nokia:

	Year Ended February 29, 2016				Year Ended February 28, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	2,255	—	2,255	3%	4,358	—	4,358	3%
Europe, Middle East & Africa	6,753	31,109	37,862	44%	12,554	61,467	74,021	47%
India	13,993	3,787	17,780	21%	26,291	10,854	37,145	24%
United States	19,577	19	19,596	23%	23,451	—	23,451	15%
Rest of World	6,095	2,707	8,802	9%	6,825	11,966	18,791	11%

	48,673	37,622	86,295	100%	73,479	84,287	157,766	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

        During each of the periods presented, revenue is comprised of:

	For the year ended
	February 29, 2016		February 28, 2015
	Amount	%	Amount	%
Product Sales	71,393	83%	150,432	95%
Services	14,902	17%	7,334	5%

Total Revenue	86,295	100%	157,766	100%

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

19. ECONOMIC DEPENDENCE

        For the year ended February 29, 2016, the Company was dependent on three key customers with respect to revenue. These customers represented approximately 44%, 15% and 11% of sales during that twelve month period [2015 – two customers represented 53% and 16%].

20. INCOME TAXES

        The components of the Company's income (loss) before income taxes, by taxing jurisdiction, were as follows:

	February 28, 2016	February 28, 2015
Canada	(22,994)	(24,558)
Luxembourg	(7,222)	322
India	1,756	2,721
China	706	991
Other	(11,535)	605

	(39,289)	(19,919)

        Income tax expense, both current and deferred, relates to jurisdictions outside of Canada where losses are not sufficient to cover the tax liability in the region. For the year ended February 29, 2016, the current income tax expenses was $434 [2015 – $658] and the deferred income tax expense was $1,841 [2015 – $59].

        The reported income tax provision differs from the amount computed by applying the Canadian statutory rate to the net income (loss), for the following reasons:

	2016	2015
Income (loss) before income taxes	(39,289)	(19,919)
Statutory income tax rate	26.5%	26.5%
Expected income tax expense	(10,412)	(5,279)
Change in valuation allowances	6,043	6,682
Goodwill impairment	4,420	—
Prior year adjustments	1,444	859
Foreign tax rate differences	578	(177)
Other	165	66
Non-deductible expenses and non-taxable income	37	(105)
Share issue costs	—	(435)
Research and development tax credits	—	(894)

	2,275	717

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. INCOME TAXES (Continued)

        The Company's deferred tax assets and liabilities include the following significant components:

	2016	2015
Income tax loss carryforwards	39,322	32,643
Capital Loss	19,011	19,015
Research and development tax credits	13,180	14,052
SR&ED Expenditures	6,872	7,845
Book and tax differences on assets	1,256	1,486
Share issue expenses	443	591
Income and expense reserves	236	192

Total gross deferred tax assets	80,320	75,824

Valuation allowance	(80,320)	(74,278)
Income and expense reserves	(294)

Net deferred tax (liability)/asset	(294)	1,546

        As at February 29, 2016, the Company had cumulative tax loss carryforwards in the following jurisdictions: Canada – $136,221, United States – $7,888, Luxembourg – $36,077. The Company also has capital losses being carried forward in the following jurisdictions: Canada – $16,302; United States – $45,543.

        The losses in Canada expire starting in fiscal 2031 until fiscal 2036. The losses in Luxembourg can be carried forward indefinitely. Income tax benefits relating to the losses in Canada and Luxembourg have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes have not been met.

        The losses in the U.S. expire between fiscal 2022 and fiscal 2032. Internal Revenue Code Section 382 imposes an annual limitation on the use of a company's net operating loss carryforwards when a company has an ownership change. The acquisition of Axerra Networks, Inc by the Company resulted in an ownership change as understood by Section 382. As a result, the annual restriction of the amount of losses of Axerra Networks, Inc that may be used has been calculated as $521.

        As at February 29, 2016, the Company had $14,720 of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2022. In addition, the Company had provincial research and development tax credits of $2,361, which are available to reduce future provincial income taxes payable. These provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements.

        As at February 29, 2016, the Company has not recorded any liabilities associated with uncertain tax positions.

        The Company remains subject to examination by tax authorities in Canada for years 2009 to 2016 and in the other jurisdictions for tax years 2011 to 2016.

        No deferred income taxes have been provided on undistributed earnings or relating to cash held in foreign jurisdictions, as the Company has determined that any income or withholding taxes on repatriation would either not be significant, or the Company has decided to permanently reinvest the earnings in the foreign jurisdiction.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

21. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

22. RESTRUCTURING COSTS

        In September 2015, the Company implemented a restructuring plan in line with its objective of reducing its net losses and cash usage. The plan included a 23% reduction of the workforce across a variety of functional areas of the business. The restructuring plan impacted staff primarily in China and Canada, and to a lesser extent other countries globally. The corresponding reduction in compensation related spending is intended to help better align the Company's costs with its revenues.

        Restructuring charges of $1,549 related to severance costs have been recognized during the year ended February 29, 2016 [2015 – nil]. As at February 29, 2016 the Company has paid $1,257 in restructuring costs and has a liability of $292 related to restructuring activities on the consolidated balance sheet [2015 – nil].

23. SUBSEQUENT EVENT

        On April 11, 2016, the Company issued 599,998 common shares in a Registered Direct Offering, and concurrently in a private placement, issued warrants to purchase 299,999 common shares exercisable in the future at an exercise price of $8.50. The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds to the Company of $4,350 million. The warrants are not exercisable for six months and one day from issuance and will expire five years from the date of issuance.

        The exercise price of the September 23, 2013 warrants was adjusted to $6.76 as a result of the Offering.

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QuickLinks

  Exhibit 99.2
INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except share amounts
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts